UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-49987

Thrift Plan of Phillips Petroleum Company

(Exact name of registrant as specified in its charter)

600 North Dairy Ashford
Houston, Texas 77079
(281) 293-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests under the above-referenced plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒*
Rule 12h-3(b)(1)(i)	☐

     Approximate number of holders of record as of the certification or notice date: None*

     Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Savings Plan, as the successor plan to the Thrift Plan of Phillips Petroleum Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 21, 2004	By:	/s/ Jeff W. Sheets
Jeff W. Sheets
Vice President and Treasurer—ConocoPhillips

* Effective as of December 31, 2002, the Thrift Plan of Phillips Petroleum Company was merged into the Long-Term Stock Savings Plan of Phillips Petroleum Company, which was renamed the ConocoPhillips Savings Plan effective as of January 1, 2003. As a result, interests in this plan, which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Therefore, this Form 15 has been filed to reflect the suspension of the plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended. Reports will continue to be filed for the ConocoPhillips Savings Plan.